UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Name of Issuer)
	Global Cash Access Holdings, Inc.

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	378967103

Rule 13d-1(b)

(Date of Event Which Requires Filing of This Statement)
December 31, 2012

NAME OF REPORTING PERSON
Private Capital Management, L.P. ("PCM")

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	    406,921
SHARED VOTING POWER*	    1,272,664
SOLE DISPOSITIVE POWER 	 406,921
SHARED DISPOSITIVE POWER	    2,215,719

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
	    2,622,640

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	3.9%

TYPE OF REPORTING PERSON
IA


Private Capital Management, L.P. is a subsidiary of Legg
Mason, Inc.  In accordance with Securities and Exchange
Act Release No. 39538, Private Capital Management, L.P.
has established informational barriers. Therefore, beneficial ownership of the issuer's securities is not attributable to Legg Mason, Inc.


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	Global Cash Access Holdings, Inc.
(b)Address of Issuer: 	3525 East Post Road
 			Las Vegas, NV 89120

Item 2.
(a) Name of Person Filing:  Private Capital Management, L.P.
(b)Address of Person Filing: 8889 Pelican Bay Blvd., Suite 500,
			     Naples, FL  34108
(c) Citizenship: Delaware
(d) Title of Class of Securities:  Common Stock

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership
(a) Amount Beneficially Owned**
	  2,622,640
(b) Percent of Class
	3.9%
(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
	  406,921
   (ii)  shared power to vote or to direct the vote*
	  1,272,664
   (iii) sole power to dispose or to direct the disposition of
	  406,921
   (iv)  shared power to dispose or to direct the disposition of
	  2,215,719


Item 5. Ownership of Five Percent or Less of Class:
YES

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:
NO

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:
NO

Item 8. Identification and Classification of Members of the Group:
NO

Item 9. Notice of Dissolution of Group:
NO

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


* PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

** PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013

/s/ Chad D. Atkins
    General Counsel

Duly authorized under Power of Attorney dated January 3, 2007 by and on behalf of Private Capital Management, L.P.